UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31221 / August 22, 2014

In the Matter of

Altegris Advisors L.L.C.

1200 Prospect Street, Suite 400,
La Jolla CA, 92037

Northern Lights Fund Trust

17065 Wright Street, Suite 2
Omaha, NE 68130

(File No. 812-14196)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Altegris Advisors L.L.C. and Northern Lights Fund Trust filed an application on August 5, 2013,
and amendments to the application on March 17, 2014, April 17, 2014, and July 11, 2014,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an
exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain
disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements. The order would supersede a prior order.[1]

On July 28, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31189). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

_____

[1]   Altegris Advisors, L.L.C. et al., Investment Company Act Rel. Nos. 29689 (June 1, 2011)
(notice) and 29710 (June 28, 2011) (order).

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Altegris Advisors L.L.C. and Northern Lights Fund Trust (File No. 812-14196) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary